Exhibit 99.1

Ability Inc. Announces Share Consolidation

TEL AVIV, Israel, March 21, 2018 (GLOBE NEWSWIRE) -- Ability Inc. (NASDAQ: ABIL; ABIWF) (TASE: ABIL) (the “Company”), a provider of innovative tactical communications intelligence solutions, today announced a 1-for-10 consolidation of its ordinary shares. Beginning on the open of trading on Friday, March 23, 2018, the Company’s ordinary shares will trade on a post-consolidated basis on the Nasdaq Capital Market under the Company's existing trading symbol, “ABIL.” Beginning on the open of trading on Sunday, March 25, 2018, the Company’s ordinary shares will trade on a post-consolidated basis on the Tel Aviv Stock Exchange (TASE) under the Company's existing trading symbol, “ABIL.” The new CUSIP number for the Company's ordinary shares following the consolidation will be G8789K124. In addition, pursuant to their terms, a proportionate adjustment will be made to the per share exercise price and number of shares issuable under the Company's warrants that are currently quoted on the OTC Pink. At market open on March 23, 2018, these warrants will trade on a post-consolidation basis under the trading symbol “ABIWFD” for 20 business days, after which time the “D” will be removed and the warrants will resume trading under the ticker symbol “ABIWF”. The new CUSIP number for these warrants following the consolidation will be G8789K132.

As previously reported, the Company currently has until April 9, 2018 to regain compliance with the Nasdaq Stock Market’s minimum bid price requirement, and, to regain compliance, the Company’s ordinary shares must have a minimum bid price per share of at least $1.00 for 10 consecutive business days. The principal reason for the consolidation is to increase the per share trading price of the Company’s ordinary share in order to help ensure a share price high enough to satisfy the $1.00 per share minimum bid price requirement. However, there can be no assurance that the consolidation will have the desired effect of sufficiently raising the bid price of the Company’s ordinary shares for the required period.

The consolidation was previously approved by the Company’s shareholders at the Company’s annual general meeting held on December 27, 2017.

At the effective time of the consolidation on the OTC Pink, Nasdaq and the TASE, every ten ordinary shares of the Company will be combined into one ordinary share of the Company. No fractional shares will be issued as a result of the consolidation and instead, all fractional shares will be rounded to the next whole number of shares.

When the consolidation takes effect, shareholders holding ordinary shares in book-entry form or through a brokerage account will have their shares automatically adjusted to reflect the consolidation on the effective date. For those shareholders holding physical share certificates, the Company's transfer agent, Continental Stock Transfer & Trust Company Inc., will send a letter of transmittal providing instructions for the exchange of shares.

Additional information about the consolidation can be found in the Company’s proxy statement filed with the Securities and Exchange Commission on December 7, 2017, a copy of which is available at www.sec.gov.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

MS-IR LLC

Miri Segal

Tel: 917-607-8654

msegal@ms-ir.com